Filed by New Giant Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended.
Subject company: Graphic Packaging Corporation
(Commission File No.: 001-13182)
The following is a transcript of a conference call related to Graphic Packaging Corporation’s
Fourth Quarter and Full Year 2007
Earnings Release that took place on February 21, 2008
February 21, 2008
10:00 AM EDT
C O R P O R A T E  P A R T I C I P A N T S
Scott Wenhold
Graphic Packaging Corporation - VP & Treasurer
David Scheible
Graphic Packaging Corporation - President & CEO
Dan Blount
Graphic Packaging Corporation - SVP & CFO
C O N F E R E N C E  C A L L  P A R T I C I P A N T S
Joe Stivaletti
Goldman Sachs - Analyst
Mark Kaufman
MLK Investment - Analyst
David Marcus
Boone Capital - Analyst
Christopher Miller
JPMorgan - Analyst
Bill Hoffman
UBS - Analyst
Vick Kumar
South Coast Partners - Analyst
James Daly
Deutsche Bank - Analyst
P R E S E N T A T I O N
Operator
Good morning, ladies and gentlemen. My name is Tina and I will be your conference operator today. At this time I would like to welcome everyone to the Graphic Packaging Corporation’s fourth quarter and full year 2007 earnings release conference call. All lines have been placed on mute to prevent any background noise. After the speakers remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS) As a reminder, ladies and gentlemen, this call is being recorded today, February 21st, 2008. Thank you.
I would like to introduce Mr. Scott Wenhold, Vice President and Treasurer for Graphic Packaging. Please go ahead, sir.
Scott Wenhold - Graphic Packaging Corporation - VP & Treasurer
Thanks, Tina. Good morning, everybody. Welcome to Graphic Packaging Corporation’s fourth quarter earnings call. Commenting on results this morning are David Scheible, our Company’s President and CEO, and Dan Blount, our Senior Vice President and CFO. I would like to remind everyone before we get started that statements of our expectations including but not limited to statements regarding the timing of the proposed combination with Altivity Packaging, interest expense savings, achievement of synergies, combined leverage, debt reduction and capital spending constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations.

These risks and uncertainties include but are not the limited to the risks that regulatory approvals to complete the combination with Altivity Packaging can not be obtained or that the transaction can not be completed for other reasons, inflation of and volatility in raw material and energy costs, the Company’s substantial amount of debt, continuing pressure for lower cost products, the Company’s ability to implement its business strategies, including productivity initiatives and cost reduction plans, currency translation movements and other risks of conducting business internationally and the impact of regulatory and litigation matters including those that impact Company’s ability to protect and use its intellectual property. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they’re made and the Company undertakes no obligation to update such statements. Additional information containing these and other risks is contained in the Company’s periodic filings with the SEC. David?
David Scheible - Graphic Packaging Corporation - President & CEO
Thanks, Scott. Good morning, everyone. Yesterday, the Company announced fourth quarter 2007 results reporting a loss from continuing operations of roughly $0.03 per share compared to a loss from continuing operations of $0.17 per share in the prior year quarter. This represents an increase of $26.9 million or approximately 79% over the prior year quarter. In a moment, our CFO Dan Blount will walk you through specific items that bridge current period financial results to the prior period, but to summarize the quarter and the full year, first, net sales increased 6.4% over the prior year quarter. This represents the largest quarter over prior year quarter increase since the merger that formed the Company in 2003. For the full year, net sales grew by a healthy 4.3%.
Our fourth quarter gross margin improved to 15.9% from 11.8% in the prior year quarter. Full year 2007 gross margin was 14.8% versus 13% in 2006. The improvement was the result of higher pricing, improved product mix and the success of our continuous improvement programs. Fourth quarter adjusted EBITDA, which is EBITDA excluding a $6.6 million reduction in the impairment charge for our Swedish operations, improved 33% over the prior year quarter. Full year 2007 adjusted EBITDA, which excluded an $18.6 million non-cash impairment charge for our Swedish operations, increased approximately $50 million or 17% from 2006. As I mentioned, strong top line growth contributed significantly to our overall improved financial results. During the quarter, net revenue was approximately $36 million higher than the prior year quarter.
Increased volumes, favorable mix and higher pricing were all key components to the quarter-over-quarter improvement. Our carton sales to North America markets were up approximately 5% over the prior year quarter. In addition to higher contractual pricing, the quarterly sales improvement was driven by volume increases to both our domestic beer and soft drink customers. Specifically, our beer carton volumes remained strong and were up approximately 4% in the fourth quarter 2007 versus the same period last year. For the full year, our beer volumes were also up approximately 4% higher than full year 2006. As I mentioned in the last call, a key driver of the volume increase was the recent decision by a customer to convert its 18 and 20 bottle packaging from a corrugated substrate into our SUS paperboard.
After — let’s talk about the market. After several years of contraction, 2007 global demand for beer increased in the 1% to 2% range. And a large portion of this increase is attributable to emerging market growth, which is just now beginning to be multi-packed. While there was a healthy increase in our own North American volumes, industry data indicate that total U.S. retail take home beer was only up 0.5% in the fourth quarter. Full year 2007 volumes were estimated to be flat versus last year. If you look at soft drink, our volumes were also slightly up in the quarter, which include — our soft drink volumes include carbonated soft drink, water and other non carbonated drinks. They were down approximately 4% in the fourth quarter versus prior year quarter. This is a continuation of a trend, as full year 2007 industry volumes were approximately 3% lower than 2006. The decline is primarily driven by carbonated soft drinks which contracted almost 7% in 2007.
In order to offset the decline in carbonated soft drinks, the major bottlers are broadening their offerings in sports and energy drinks, isotonics and high-end teas. Industry data indicates these drinks, for example, grew by a whopping 24% in 2007. Although off of a much smaller base than carbonated drinks, we’re gaining traction in converting these fast growing segments to multi-pack paperboard packaging. Early in 2007 for example, Coca-Cola elected to use our fully enclosed four-pack carton to distribute its

Full Throttle Blue Demon energy drink, while also launching it’s Nestea PET drink in a Graphic Packaging produced 12-pack carton. Capitalizing on the strong brand recognition of the Mountain Dew name, PepsiCo launched Mountain Dew AMP in a modified Graphic Packaging Fridge Vendor dispensing pack.
In addition to strong volumes in the paperboard packaging segment, positive mix also drove the top line increase in the quarter. We are now seeing the benefits from our earlier 2007 effort to adjust our food and consumer product mix. We have been actively exiting lower contribution business and, as a result, we saw approximately $8 million in positive mix hit the top line this quarter. This effort is also freeing up converting assets to service newly developed carton and microwave products in our consumer products sector. We remain committed to pushing the top line by introducing new and innovative packaging solutions to our customers. The results of our innovation efforts speak for themselves as newer, higher value added packaging sales contributed approximately $49 million to the top line in 2007, a 20% increase over last year.
While the beverage — like the beverage sector, our food and consumer products sector had a strong quarter and year for new product sales growth. In the fourth quarter we commercialized two new winning retail programs. The first was a metallized Composipac promotion for Kellogg, supporting the launch of a new cereal, Kellogg’s Frosted Flakes Gold. The second major promotion was for General Mills, as we placed a large booklet on a number of the Big G brands to advertise the new Spiderwicks movie. Graphic Packaging also commercialized a new microwave interactive solution for Stouffer’s panini sandwich. Our patented press tray with ridges created grill marks on the sandwich. We have also ramped up our new portable microwave sleeve with the Nestle frozen food group. This patented solution provides real portability for Nestle’s microwave Hot Pockets products and has now been completely implemented across the entire product line.
The focus on sustainability and the desire to use renewable resources in the marketplace has presented numerous opportunities for Graphic Packaging. We are positioned well to capitalize on this trend, as both our CUK and CRB substrates are made from renewable resources or recyclable materials. We have been working with our customers to remove excess packaging materials from the entire supply chain. In 2007, our sustainability activity began to accelerate as our customers continued to implement their own environmentally friendly programs. This past year we commercialized several packaging solutions that provided savings for our customers, mainly through the reduction of corrugated materials. Our strength platform primary anchored by our Z-Flute substrate allowed our customers to reduce packaging materials by almost 2.7 million pounds. Additionally, we estimated approximately 1,400 tons carbon dioxide and approximately 143 gallons of diesel fuel were eliminated, a result of fewer truckloads of packaged materials being shipped.
We are committed to this effort, as 2007 we built a dedicated facility to effectively manufacture our Z-Flute cartons, combining these new assets with Graphic Packaging’s design capabilities in conjunction with the highly sustainable attributes of our paperboard package and our access to large customers in our space provided us a significantly competitive advantage and will continue to impact our top line growth. In addition to top line growth, through the use of Lean Manufacturing along with our other proven methods including Six Sigma process managers and our reliability-centered maintenance, we recognized approximately $12 million of lower operating costs in the fourth quarter. This brings the full year 2007 benefit of these programs to approximately $46 million, marking the fourth consecutive quarter that we have delivered significant cost reductions to the bottom line. Frequently, I get the question, “Can you continue to improve effectiveness?” And I would say in today’s fiber energy costs, we have plenty of opportunity. 2007 was one of our best years ever in continuous improvement and we have just started down the Lean Sigma path. As a result, we will continue to invest in our people and our assets to improve the capabilities and strengthen our cost reduction culture.
Finally, our efforts in 2007 to improve manufacturing performance, particularly in our West Monroe mill, paid off. The number of tons produced at West Monroe last year increased by 4.4% over the previous year. And the mill also finalized 100% conversion to pine used in the production of our CUK board. While input costs are rising across a whole spectrum, Graphic Packaging has been mostly impacted by fiber and energy. Therefore, we’re focusing on ways to reduce usage and looking to utilize lower cost alternative forms to run our mills. In 2007 both the West Monroe mill and our Macon mill, for example, optimized our pulping process to deliver higher yield while requiring less wood fiber in their operations. The upgrade of West Monroe’s high pressure boiler also enabled higher levels of bark burning, which has replaced higher cost natural gas as the mill’s primary fuel. This project was the major contributor to the mill’s 2007 record low natural gas usage, approximately 15% less than same period 2006.
Now before I turn the call over to Dan, let me again summarize the results for the quarter and the full year. Fourth quarter net sales increased 6.4% over the prior year period and full year 2007 net sales were 4.3% higher than 2006. Gross margins in the quarter improved to 15.9%, up from 11.8% in prior year quarter. Full year 2007 gross margin improved to 14.8% from 13% from 2006. Both the quarterly and full year margin increase was attributable to increased pricing, improved product mix and the success of our continuous improvement programs. Fourth quarter adjusted EBITDA excluding non-cash impairment charges, improved approximately 33% over prior year quarter, while full year 2007 adjusted EBITDA improved $50 million or 17% over 2006. Finally, let me provide a brief update on our proposed combination with Altivity Packaging LLC. As you may have seen in our Form 8-K filing on Tuesday, we have agreed to extend the Hart-Scott-Rodino waiting period until March 3rd, 2008. We continue to work with the Department of Justice in connection with the HSR filing and are optimistic that we will be able to close the transaction by the end of the first quarter 2008. With that, I’ll turn it over to Dan Blount for review of the financials.
Dan Blount - Graphic Packaging Corporation - SVP & CFO
Thanks, David. Good morning, everyone. 2007 concludes a year of strong financial improvement. During the fourth quarter, income from operations improved by 147% to $37.8 million. For the year, income from operations improved by 61% to $151.2 million. Operating metrics show significant improvement and are very favorable when compared to our competitors in our industry.
Let me cite a few key metrics. Fourth quarter operating income as a percent of sales improved to 6.3% from 2.7% in the prior year. For the full year 2007, operating income improved to 6.2% from 4% last year. Fourth quarter gross margin, as David stated, improved to 15.9% from 11.8% in the prior year. For the full year 2007, gross margin improved to 14.8% from 13% last year. Fourth quarter adjusted EBITDA as a percent of sales improved to 13.9% from 11.1% in the prior year. For the full year 2007, adjusted EBITDA improved to 14% from 12.5% last year. And finally SG&A expense, net of merger-related spending, is lower than last year and as a percent of sales improved one half of a percentage point to approximately 8% of sales.
Now these substantial improvements demonstrate the success we are having in executing our strategies for stronger volume growth, improved pricing and continued cost reduction. In my review today, I will provide a detailed bridge explaining both the quarterly and annual improvement. Before reviewing the results, let me reiterate a comment I made in last year’s call. In regards to the accounting treatment for the sale of our Swedish operation. Since the Swedish results are no longer part of ongoing operations, they are reported as discontinued operations for current comparative financial reporting. As a result, they are not included in my comments on performance. For the review of 2007 financial results, I’ll start with revenues and then I’ll compare EBITDA to the prior year. Fourth quarter net sales at $601.9 million increased 6.4% from fourth quarter 2006 net sales of $565.7 million. For the full year, net sales at $2.42 billion grew approximately $100 million or 4.3% over 2006.
To provide details of the improvement, I’ll compare sales by segment for both the fourth quarter and the full year. In the paperboard packaging segment, fourth quarter net sales grew approximately 7%, a gain of $37.6 million to $578.9 million. This growth results from improvement in three areas. The first driver of increased quarterly sales was volume growth and improved product mix, which delivered approximately $20 million of sales improvement. We sold approximately 13,600 more net tons than in the prior year quarter. The volume increase resulted from stronger beverage carton shipments in both North American and European markets. As David mentioned, in North America, the major brewers are replacing corrugated with paperboard for their 18 and 20-glass packages. In Europe, beverage carton tonnage grew by approximately 10% as the successful execution of our strategy to realign Europe to focus on beverage markets continues to generate carton volume gains.
North American food and consumer products continue to improve their product mix, as they successfully execute the strategy to exit sectors like tobacco and refocus converting assets to newly developed carton and microwave products, which deliver a substantially higher margin. The second driver of increased quarterly sales is pricing. Pricing increased approximately $10 million across all product lines. The price improvement reflects negotiated, inflationary cost pass throughs, contractual increases, and increases on open market roll stock. And the third driver of increased quarterly sales was favorable foreign exchange rates.
In the container board segment, fourth quarter net sales of $23 million were slightly down when compared to the $24.4 million reported last year. We used mill capacity to produce more higher margin paperboard, thus less liner board was available for sale. For the year, paperboard net sales at $2.325 billion grew 4.4%. This healthy increase resulted from approximately $40 million increased pricing, approximately $40 million of volume improvement, and approximately $19 million of favorable exchange rates. For the full year of container board sales at $95.3 million increased slightly. Higher pricing more than offset a slight decline in volume.
As a result of increased sales, as well as continued success with cost reduction initiatives, fourth quarter adjusted EBITDA at $83.5 million increased 33% over 2006’s $63 million. For the full year, 2007 adjusted EBITDA at $340.1 million is 17% greater than the $290.2 million reported in 2006. Adjusted EBITDA includes addbacks for non-cash charges related to asset impairments. A reconciliation of net income to EBITDA and adjusted EBITDA is included on the Company’s website. For the quarter, as compared to the prior year, adjusted EBITDA was positively impacted by approximately $12 million of lower operating costs resulting from ongoing continuous improvement initiatives, approximately $10 million of favorable pricing, and approximately $7 million of higher volume and favorable mix. Offsetting these improvements was $10 million of inflation. The most significant inflationary increase was for fiber, both secondary and virgin, which negatively impacted results by approximately $7 million.
The major drivers of the Company’s full year adjusted EBITDA improvement are continuous improvement programs that generated approximately $46 million of operating cost reductions, increased pricing of approximately $43 million, approximately $12 million from stronger volumes and approximately $6 million in favorable exchange rates. Offsetting the improvements was inflation of $39 million. Fiber was the most significant inflationary increase at $34 million. Energy was favorable to the prior year.
Now a couple of comments about cash flow. Operating cash flow generated in 2007 is $141.7 million, which is comparable to the $141.3 million generated in 2006. 2007 debt reduction was $44.3 million. Cash flow was negatively effected by merger spending of approximately $10 million and a temporary increase in working capital, driven by the early startup of post merger integration initiatives. Jumpstarting integration will expedite synergy delivery but it requires a short-term increase in on-hand inventory. To drive integration, we installed a dedicated team consisting of both Graphic Packaging and Altivity personnel who will operate full-time. This experienced team will not only track the delivery of the initially identified $90 million of merger synergies, but also deliver the significant Altivity stand-alone cost savings. The disciplined integration process that drove the successful delivery of the synergies from the Riverwood/Graphic Packaging merger will be used. For the most significant integration projects, we are ready to launch into full-scale execution once the transaction closes.
Now I will conclude with a few comments regarding our senior secured credit agreement covenants. Under the terms of our credit agreements, the Company must comply with a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. At December 31, 2007, the Company was well within compliance with these covenants. We will report a debt-to-credit agreement EBITDA ratio of 5.02, which represents an improvement over the year-end 2006 ratio of 5.91 and an interest coverage ratio of 2.32 compared to a ratio of 2 reported at end of 2006. A reconciliation of net income to credit agreement EBITDA and the calculation of these ratios can be found on our Company website. And with that, Operator, we’ll open up the lines for the question-and-answer session.
Q U E S T I O N S   A N D   A N S W E R S
Operator
(OPERATOR INSTRUCTIONS) We’ll pause for just a moment to compile the Q&A roster. Your first question will come from the line of Joe Stivaletti with Goldman Sachs.

Joe Stivaletti - Goldman Sachs — Analyst
Good morning, guys.
David Scheible - Graphic Packaging Corporation — President & CEO
Good morning,.
Joe Stivaletti - Goldman Sachs — Analyst
Thanks for all that detail. I actually wanted to see if you could just maybe update us a little bit on a couple of things regarding your pending merger with Altivity. Can you give us any color on what’s been the nature of the delays and how much comfort you have that we’re going to — you’re going to be able to get this tied up in the near term?
David Scheible - Graphic Packaging Corporation — President & CEO
Two part question, Joe, and in first part question, you know as well as I do that I can’t really talk about what the nature of the extensions are and the process with the DOJ. It would be inappropriate. Now relative to our competence of getting it done, we all remain very confident that by the end of the first quarter, we will consummate the deal and close the transaction.
Joe Stivaletti - Goldman Sachs — Analyst
So, one of the things that — I don’t know if you’re in a position to talk to us about this — but when you announced the deal and had your call, you told us that — to be thinking about Altivity as a sort of a $200 million EBITDA company on a pro forma basis and I didn’t know if you might be able to shed any light on how that’s progressing. If that still — if that was a number they achieved and there’s some of us who don’t have access to their numbers.
David Scheible - Graphic Packaging Corporation — President & CEO
And Joe, again, you know that there really is no comment that I can make about that. Really, relative to the merger, there’s not a lot that Dan and I can say about it other than we’re still excited about the merger. We expect to be able to accomplish what we said we would additionally with the merger. We expect to close in the first quarter. We continue to work actively to run through the rest of the barriers that are out there and I’m extremely excited about getting it done, but I cannot give you additional enlightenment on numbers that really are not mine to comment on.
Joe Stivaletti - Goldman Sachs — Analyst
Okay. Yes, I wasn’t trying — I don’t know what you can and cannot say and just one other question and maybe you can or cannot comment on this but as it relates to the financing. Obviously, the financing markets have changed dramatically since you agreed to this merger, but I just wanted to confirm that you’re fully committed, despite what’s happened with the financing markets and your plan is to move forward. I don’t know if you wanted to talk about any update or any changes in how this acquisition or merger is going to be financed or if there’s anything different from what your latest filings indicate?

Dan Blount - Graphic Packaging Corporation — SVP & CFO
Joe, this is Dan. There’s really nothing different. We do have committed financing and, as you remember, we received those commitments in the mid part of the summer of 2007, which was before a lot of the trauma in the credit market started appearing.
Joe Stivaletti - Goldman Sachs — Analyst
Okay, all right, that’s very helpful. I just wanted to get an update. Thank you.
Operator
Your next question will come from the line of Mark Kaufman with MLK Investments.
Mark Kaufman - MLK Investment — Analyst
Thanks, but my questions were answered about the Hart-Scott-Rodino. Thank you,.
Operator
Next, we will hear from the line of [David Marcus] with Boone Capital.
David Marcus - Boone Capital — Analyst
Hi there. Wanted to focus a little bit on your operations and look forward into 2008 a little bit. I was wondering if you could comment a little bit on the rollout of some of the price increases that should have been concluded for January 1. And also in the merger documents, just focusing strictly on Graphic, you talk about or you have some numbers in terms of projected improvement in 2008 EBITDA over 2007. Do you think that 40 or so million is still a realistic target on a stand-alone basis?
David Scheible - Graphic Packaging Corporation — President & CEO
I’m not — I won’t talk really about our pricing plans other than to suggest that in our — our pricing is driven mostly by our contracts and, as we said before, they’ve almost all been negotiated save one and that’s in the process of being done now. We will recover through our contracts what is allowed to us by whatever escalators are in there in the process. Relative to market pricing, this is obviously not the right forum to discuss market price stuff. I’ll turn it over to Dan on the second comment.
Dan Blount - Graphic Packaging Corporation — SVP & CFO
In terms of the forward-looking comments regarding EBITDA in particular. The Company has a policy, we do not provide forward-looking for net income, EBITDA and sales. We previously have provided comments in regards to estimated debt reduction and capital spending, but we have — we are — we do have some comments in our K as if we were a stand-alone company. But based upon the fact that we expected merger to close in the first quarter, we are not providing those types of comments, because we’re going to start out as a different company when we start the second quarter.
David Marcus - Boone Capital — Analyst
Very good, thank you very much.

Dan Blount - Graphic Packaging Corporation — SVP & CFO
Sure.
Operator
Your next question will come from the line of Christopher Miller with JP Morgan.
Christopher Miller - JPMorgan — Analyst
Good morning, just a real quick follow-up question on the financing. The documents you have filed previously obviously with (inaudible) you had indicated that you would be refinancing the Altivity/Bluegrass bank debt. Is there any reason to believe there’s been any change in you thinking on that plan?
Dan Blount - Graphic Packaging Corporation — SVP & CFO
No there’s no change in our thinking.
Christopher Miller - JPMorgan — Analyst
Okay. Thanks very much, I appreciate it.
Operator
Your next question will come from the line of Bill Hoffman with UBS.
Bill Hoffman - UBS — Analyst
Good morning,.
Dan Blount - Graphic Packaging Corporation — SVP & CFO
Good morning,.
Bill Hoffman - UBS — Analyst
Just two questions. One, Dan, you had mentioned CapEx and I know you can’t talk about the Altivity side of it. Just talk — I might have missed it but just talk about your CapEx plans for this year in your existing business. And second, just wanted to know, here we are mid February, whether you’re starting to see any signs of softness in any of your end markets?
Dan Blount - Graphic Packaging Corporation — SVP & CFO
Let me take the CapEx and then I’ll turn it over to David in terms of the markets. But for Graphic Packaging, our current plan is to be between about $110 million to $120 million in terms of capital spending and we’re going to spend that for improving our process capabilities. A lot of it is going to go into our West Monroe mill. We’re going to spend money on compliance with environmental laws and additionally we’re going to continue to invest in our converting businesses.
David Scheible - Graphic Packaging Corporation — President & CEO
I guess I would say on the CapEx, it’s pretty much what we have been doing. It’s sort of at that level. We’re continuing to focus in West Monroe because as you look forward certainly the biggest impact in those mills is fiber and we’re continuing to invest in ways to reduce the usage of our fiber and to use alternative energy products. So instead of burning natural gas, we burn biomass and that’s where some of the investments will be in there, but for the most part, they’re incremental. They’re certainly not a huge major capital investment in any of those facilities.
Bill Hoffman - UBS — Analyst
Is any of that sort of volume or capacity-driven as well?
David Scheible - Graphic Packaging Corporation — President & CEO
No, it’s really not. In fact none of it is. It’s really mostly about cost reduction. We get some incremental capacity from year to year, but we have really no plans at this point in time to make any real changes in our capacity, either in our recycled mill in Kalamazoo nor the other two SUS mills either. It’s mostly really to try and offset the fiber energy costs that — headwinds that we’re facing.
I think your second question was about the overall market. What I would say is that our markets have been — we’re solid in the fourth quarter and they continue to be there. It’s interesting — I’m not going to say our business is counter cyclical and I for sure don’t want to see a recession, but in our kinds of products, which tend to be center of the aisle products, so dry foods, frozen foods and so forth as the economy weakens, people tend to eat more at home. They fix more at home. They tend to have their family meals within the four walls of their home. That tends to drive our sales and that’s exactly what you saw. We saw increases in our dry foods, things like cereal, cakes, crackers, those types of things, and you also saw an improvement in our frozen products, pizzas and so forth. We would hope that also the beverage or the beer business would come back a little bit as people look to move away from imports, which have become very, very expensive alternatives to domestics. Those trends are a little bit more difficult to see at this point in time but I’m not really concerned at all about the volume impact right now. Things in this economy for our kinds of products tend to be pretty good.
Bill Hoffman - UBS — Analyst
Great. Thanks very much.
Operator
[OPERATOR INSTRUCTIONS] Your next question is from [Vick Kumar] with South Coast Partners.
Vick Kumar - South Coast Partners — Analyst
I just had a quick question around your fiber costs. You had mentioned a few times it has been rising a lot in ‘07. I just wanted to get a sense of what has been driving that and do you expect that to continue into ‘08?

David Scheible - Graphic Packaging Corporation — President & CEO
There’s a couple of things that are driving it. I’ll talk about that and — I think Dan said our fiber cost last year rose $34 million. It’s really two combinations. One is that we buy OCC fibers, which I think has been pretty well documented that OCC fiber costs have been going up, because of China’s adding 4 to 5 million tons of primarily recycled and container board and that’s pulled OCC. Especially on the coasts, you can see that price. I think our average fiber costs in OCC last year was roughly $110 to $115 a ton in our Kalamazoo mill. What I would say is that the industry experts are probably better than I on that but I think everybody is talking $10 to $15 at least a ton sort of average increase over 2007 levels. You’ve got a huge separation right now between export price on OCC and domestic prices in OCC. You would tend to think that could drive the prices up domestically, but right now they’re still pretty flat.
The second part of our fiber is virgin fiber and for us, as Dan made the comment, that we’ve converted to mostly 100% pine in our SUS mills. Macon and West Monroe are really in their own separate fiber basket. Macon is a much more stable fiber baskets here with Georgia southern pine. But in West Monroe it’s interesting you — the math is such that the meltdown in subprime market has created a lack of demand for home building. And what happens there is that people do not go in and log to pull out the lumber for cutting and so the saw mills go down. Our kind of fiber or our kind of trees actually are generally not logged by themselves. They’re a result of people going in and cutting down lumber for making home wood, 2x4s and the like. So what’s happening is you’re seeing a reduction in the availability. It means we have to go further from our mill.
So while I think it’s situational, it’s not a structural change in the market. It is in fact having a significant impact on us and other southern swing mills, if you will, that rely on that virgin pine fiber throughout Louisiana, Mississippi, Alabama, Arkansas. So we’ve clearly seen that continuing. That headwind we expect to continue through a good part of 2008. I couldn’t give an estimate of what that total impact will be, but nonetheless I think fiber continues to be — I would think the biggest inflationary headwind that we will face in 2008.
Vick Kumar - South Coast Partners — Analyst
Great. Sorry.
David Scheible - Graphic Packaging Corporation — President & CEO
No problem. More than you wanted on fiber but it’s the nature of this industry.
Vick Kumar - South Coast Partners — Analyst
Absolutely. The other question I had around input costs was energy did not seem to have a large impact in ‘07 and I was just wondering with increasing natural gas, oil prices should we be expecting those impacts in ‘08 or do you guys have hedges for that?
Dan Blount - Graphic Packaging Corporation — SVP & CFO
We do. Actually natural gas expense or costs in 2007 were lower than in 2006 and if we look forward, we have hedged 45% of our need of natural gas in 2008. Those hedges are really structured to really take advantage of pricing in the beginning of the year. We’re 80% hedged in the first quarter and it diminishes as you go throughout the remainder of the year. We think there will be better opportunities to buy as we go through the spring time, but in any event, our pricing in 2008 in terms of our hedge rate is comparable with 2007.

David Scheible - Graphic Packaging Corporation — President & CEO
I think the other thing that’s important to recognize is that we — our actual usage was down 15%, buying of energy because what we ended up — in natural gas — because what we ended up doing is converting more to biomass, in other words bark burning, which is much lower — even at today’s fiber costs are much lower than buying natural gas. So we’re also reducing the actual usage of natural gas and that was also factored into our total energy bill dropping. And we will continue to see that trend in 2008 as we burn more bark in our upgraded boiler system, specifically in West Monroe.
Vick Kumar - South Coast Partners — Analyst
Great, thanks for the information. Those were my questions.
Operator
Your next question will come from the line of James Daly with Deutsche Bank.
James Daly - Deutsche Bank — Analyst
Good morning, guys. Just a couple of cleanup questions and perhaps you addressed this at the start of the call. But as I recall from last year in your fourth quarter, you had a $17 million expense associated with the upgrade of the West Monroe mill. How does that reconcile back and forth to some of the cost improvement numbers you’ve given for this year?
David Scheible - Graphic Packaging Corporation — President & CEO
Well, I think last year in West Monroe the money we spent was not just in improvement, it was really around some environmental reclamations as well and I would say that’s more than anything the cost of doing business. We upgraded our effluent system so that we could manage our water processes better and there’s certainly some cost advantage to that, but I think more of it was just to make sure that we could maintain our environmental compliance in that mill. We did see some increase in that. I mentioned that earlier about burning more bark, there was some of that in there certainly, but the primary focus in last year was around effluent management or water management, if you will.
James Daly - Deutsche Bank — Analyst
Great, thanks and also just another cleanup question. $194.8 million of D&A for this year. Is that net of the Swedish asset or is there a cleaner number for current operations?
Dan Blount - Graphic Packaging Corporation — SVP & CFO
That’s a good number.
James Daly - Deutsche Bank — Analyst
Okay. Thanks, guys.
Dan Blount - Graphic Packaging Corporation — SVP & CFO
Sure.

Operator
Your next question will be a follow-up from Mark Kaufman with MLK Investments.
Mark Kaufman - MLK Investment — Analyst
Once again, my question was answered from the last questioner. Thank you.
Dan Blount - Graphic Packaging Corporation — SVP & CFO
No problem.
Operator
Thank you, sir. And we have no further questions at this time.
Scott Wenhold - Graphic Packaging Corporation — VP & Treasurer
Well, then we want to thank you all for joining the call and we’ll talk to you again next quarter.
Operator
Ladies and gentlemen, this does conclude today’s teleconference. You may all disconnect.
Additional Information and Where to Find It
In connection with the proposed transaction, New Giant Corporation, a newly-formed holding company, has filed with the SEC a Registration Statement on Form S-4, as amended (File No. 333-145849) that includes a proxy statement of the Company that also constitutes a prospectus of New Giant Corporation. The Company mailed the final proxy statement/prospectus to its stockholders on or about December 13, 2007.
     BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     You may obtain a free copy of the proxy statement/prospectus and other related documents filed with the SEC by the Company and New Giant Corporation at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing the Company’s web site at http://www.graphicpkg.com.